Exhibit 99.1

ASX Announcement
January 5, 2024

Bearn LLC Signs 3 New Partners

Further Boosting AHI Shared Revenue Streams

Highlights

●	Bearn signs three new UDSP partners.

●	AHI and Bearn share revenue 50/50 under the agreements.

●	AHI’s biometric scans are to be used in the Bearn App to generate health information.

●	Bearn will provide tailored health offerings to users.

●	Bearn plans to launch the integrated platform this month.

●	Bearn partners will pay USD$30 – USD$100 per platform user.

●	Bearn has now signed an aggregate of four platform partners.

South Perth, Australia January 5, 2024 – Advanced Health Intelligence Ltd (ASX:AHI) (NASDAQ:AHI) (the “Company”) is pleased to inform shareholders that AHI’s partner, Bearn LLC (Bearn), has expanded the previously announced revenue sharing platform with three new partners to launch the User Data Sharing Platform (UDSP) in Q1, 2024.

Bearn has signed an additional three partners to the UDSP. Under the agreements, the partners have agreed to a combined 26,000 user data-sharing acquisitions monthly. Pricing has remained as per the previously announced per-user pricing of USD$30.00 – USD$100.00 per user.

As previously announced to the ASX and Nasdaq on December 27, 2023, Bearn is set to launch its user-empowered Information Sharing Engine in January 2024, having secured its first major client.

This innovative platform, seeded by AHI’s biometric assessment capabilities, has been completed and will be launched in a strategic revenue-sharing partnership. Bearn’s view of connecting users and providers is not just a step but a leap forward in transforming preventive healthcare, providing cutting-edge solutions tailored for individuals through this unique and personalised screening to intervene and prevent chronic health issues associated with obesity, heart disease, and diabetes. The key to this platform is to engage with everyone, healthy, young, and old, across all lifestyles and demographics. At Bearn, they believe everyone wants to be healthier, but lacks access to the tools that can guide them in a personalised direction privately, selecting specific offerings to help them achieve their health goals.

The initial launch will be a user-empowered offering for the insurance industry. In collaboration with AHI, Bearn will release the UDSP, representing a transformative advancement in the insurtech landscape. Tailored for health, group, and life insurance providers, this platform not only conducts comprehensive consumer-based health assessments, including metrics like heart rate, heart rate variability (HRV), stress levels, and overall cardiac and metabolic health, but it also introduces customised solutions in the hands of the users. By choosing to share their information, users can receive highly personalised health, wellness and insurance offerings.

This user-approved information sharing is fundamental to providing users with tailored insurance options and valuable health insights, assisting them in achieving better, healthier lives.

Bearn can thus offer potential customers precision-driven products, aligning them with the policy writers that best meet their unique health and wellness needs.

Advanced Health Intelligence Ltd.	1
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Announcement
January 5, 2024

Tailored Solutions for Enhanced Marketing and Acquisition. The new platform empowers users to share their health information proactively via Bearn, which will share this information with selected partners that are identified as beneficial to the users, enabling them to receive personalised health insights and insurance options conducive to healthier living.

Bearn has already garnered significant market confidence, signing its first client who has committed to paying Bearn USD$30.00 per user for an initial 5,000 shared users monthly for 12 months. This client partnership underscores the value and potential of Bearn’s platform to reshape the health, wellness, and insurance landscape through smart, user-centric data utilisation. With this launch, Bearn reaffirms its dedication to advancing health technology and providing proactive tools for health management.

The UDSP caters specifically to the unique demands of the consumer’s health, wellness and insurance industry. By providing deep insights into potential customers’ health and wellness, insurance carriers can target and engage more effectively, boosting sales and conversion rates.

Rapid Deployment and Easy Accessibility. One of the most striking features of Bearn’s UDSP is its rapid deployment capability. Unlike other technologies requiring extensive integration and significant investment, Bearn’s tools can be integrated via email, ad campaigns, and websites within days, ensuring a quick and effective data-generation process, seamless integration and operational efficiency. What distinguishes Bearn’s platform is its effortless integration. Insurance carriers can easily incorporate these tools into their existing systems with minimal effort, reaping the benefits almost immediately. The UDSP offers a ‘minimal integration’ approach that simplifies operations, allowing insurers to focus on core activities.

Comprehensive Enterprise Management Tools. Bearn also introduces a range of enterprise management tools for sales representatives, call centre agents, and other key players in sales and marketing. These tools are designed to optimise operations and enhance customer interactions, further improving outcomes for insurers.

Innovative Commercialization and Revenue Model. Bearn’s innovative pay-per-result business model is a game-changer. It not only originates qualified users for insurance carriers but also aids brokers in enhancing their conversion rates. This model fosters a mutually beneficial relationship, delivering value to all parties involved.

Bearn’s approach is fundamentally holistic, transcending beyond the mere provision of a product. It is an encompassing approach that evaluates the individual’s health in its entirety. This means considering not only the physical markers of health or disease risk but also integrating an assessment of mental well-being and social determinants that influence health.

Bearn aims to understand and support the complete health landscape of each person, recognising that true wellness is a blend of the mental, emotional, and social state, in addition to physical health. This approach ensures that we deliver personalised and comprehensive evaluations tailored to the nuanced needs of every individual we serve, providing a pathway to better health. Bearn’s UDSP is designed to meet the unique demands of the consumer’s health and wellness, as well as the insurance industry’s need for accurate, actionable insights.

Aaron Drew, CEO of Bearn, said,

“As we approach our first launch this month, I am extremely pleased with the interest we are experiencing in digital health technology with our User Data Sharing Platform (UDSP). This platform, developed in collaboration with Advanced Health Intelligence (AHI), is a pivotal innovation designed to redefine the health tech and Insurtech industries by delivering unmatched value to consumers, healthcare providers, and insurance carriers.

I am thrilled that Bearn has swiftly signed three additional partners to our UDSP, bringing the total to four partners within just three weeks of the offering’s availability. These partnerships extend our reach to a combined audience of over 30 million potential users and have committed to a collective user acquisition target of 25,000 per month.

Our initial major client has already demonstrated their belief in our platform’s value, agreeing to pay Bearn USD $30.00 per user for the first 5,000 users monthly over the next year.

Advanced Health Intelligence Ltd.	2
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Announcement
January 5, 2024

The enthusiastic response and rapid onboarding of new partners to our User Data Sharing Platform (UDSP) underscore its broad acceptance and the value it brings to the Insurtech industry. The UDSP’s offering of comprehensive, consumer-based health assessments has struck a chord, with our ability to enable users to share their health information on their own terms confidently. This empowerment leads to access to highly personalised health and insurance options, enhancing well-being and providing tailored insurance solutions that resonate with individual needs.

Our platform is built upon the bedrock of inclusivity, committed to engaging a diverse spectrum of users in actively pursuing a healthier lifestyle. This unifying principle is key to our strategy, seamlessly connecting users of all backgrounds with the health and insurance ecosystems through a shared mission of wellness and personal empowerment”.

Vlado Bosanac, Founder and Head of Strategy at Advanced Health Intelligence (AHI), said,

“This is a significant achievement in securing three additional partners for the User Data Sharing Platform (UDSP). This confirms the collaborative vision of AHI and Bearn to enhance the health tech landscape. By integrating AHI’s biometric technologies and Bearn’s dynamic platform, we have cultivated an ecosystem that offers tailored, privacy-first health solutions.

The addition of these partners, bringing the total to four within a mere three weeks, is a resounding endorsement of our joint venture.

The commitment from our partners to acquire up to 25,000 users monthly, at a minimum of $30 per shared user, is not only a fantastic outcome for both Bearn and AHI but also solidifies the financial impact this can have on our growing ecosystem.

Moreover, the swift adoption of the UDSP highlights the ease with which our combined offerings can be implemented and the speed with which they are embraced in the marketplace.

At the heart of AHI’s mission is the belief that everyone aspires to a healthier existence. By aligning with Bearn, we are enhancing this mission, providing sophisticated tools that respect user privacy and deliver targeted health insights.

Advanced Health Intelligence Ltd.	3
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Announcement
January 5, 2024

The UDSP, powered by our mobile device-based biometric technology, exemplifies our dedication to empowering individuals, ensuring the confidentiality of their health data, and fostering an inclusive approach to health empowerment.

The platform we have assisted Bearn in developing, powered by AHI’s technology, is paving the way for a new era where health insights and insurance offerings are not just personalised and privacy-focused but also freely accessible, ensuring that no barriers exist to health empowerment.”

As previously provided, Commercial Terms under the Revenue Sharing Agreement

●	Platform Launch: Bearn is launching a UDSP incorporating AHI’s advanced biometric scans, which will be utilised across various business environments to engage consumers effectively.

●	AHI’s Contribution: AHI will provide a biometric scan platform at no cost.

●	Equal Revenue Share: The revenue generated will be divided equally between Bearn and AHI, with each party receiving 50% of the gross revenue.

●	Transparent Accounting: Net revenue sharing will be calculated by deducting any agreed-upon discounts or marketing expenses Bearn bears.

●	UDSP Agreements: Bearn will enter into agreements with businesses for user data, with pricing for each user varying among different businesses.

●	Contract Sharing with AHI: Bearn shall share all executed contracts related to UDSP through the platform with AHI.

●	Audit Rights, Auditing for Accuracy: AHI has the right to audit Bearn’s records related to the platform’s revenue, ensuring accurate revenue sharing.

●	Scan Usage Tracking: All scan usage in the platform will require a user token from AHI to identify customers.

NB: Advanced Health Intelligence’s (AHI) projected revenue share of USD $750,000 per month through Bearn’s platform is contingent upon attaining 25,000 active users from the available 30 million potential users across the four signed partnerships. The agreed revenue share is 50/50 under the executed MSA terms. The three new partners recently signed to the platform have undertaken to acquire users with a base rate of USD$30 per user. AHI will continue to refine our revenue projections and provide shareholders with regular updates as the platform progresses towards its launch, users are adopted and as more partners become integrated into our expanding ecosystem.

About Bearn LLC

Bearn is an exciting and new multi-sided health platform with a unique experience for consumers, advertisers, and corporations. It allows users to earn cash for exercising while interfacing with health and fitness brands, all while building a health profile.

Bearn is a SaaS technology company that has developed a patent-pending platform that engages employers, healthcare payers, and other health and wellness stakeholders.

The Bearn platform offers a highly unique, customisable, and scalable business solution leveraging the Internet of Medical Things and Wearables (IoMT).

Advanced Health Intelligence Ltd.	4
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech

ASX Announcement
January 5, 2024

The platform is tailored as a B2B solution for organisations that wish to drive engagement and retention in healthcare-related programs, such as activities that promote health, wellness, fitness lifestyles, and chronic disease management.

The Bearn solution combines technology, validated data, science, and people, all aligned to improve the probability that targeted behavioural changes occur regarding overall health and wellness. Bearn is among the first to move away from a “one size fits all” approach to wrap around the individual member. Bearn provides this value and capability under the umbrella of a unique business model that allows you to earn for your efforts and further gamifies the experience with exciting technologies such as 3D body scanning abilities, contests, and challenges.

In addition to consumers being able to earn cash for active calories burned, Bearn is creating the first-ever health credit score for consumers. This unique, proprietary Health Credit Score, similar to a financial FICO score, will aggregate multiple sources of verified health information in one place, enabling users to assess their “individual” health status and identify areas to focus on for their own unique, specific improvements. Allowing portability of a health credit score across platforms with universal acceptance creates the opportunity to lower healthcare costs for payers, employers and all ecosystem members.

For more information, please go to: https://bearn.co/

The Board of Advanced Health Intelligence Ltd has approved this announcement.

For more information, contact:

Vlado Bosanac	Aaron Drew
Founder/Head of Strategy	Chief Executive Officer
Advanced Health Intelligence Ltd	Bearn LLC
E: admin@ahi.tech	E: info@bearn.co

About Advanced Health Intelligence Ltd

Advanced Health Intelligence (AHI) delivers scalable health assessment, risk stratification and digital triage capabilities to healthcare providers, insurers, employers, and government agencies worldwide via our proprietary technology and processes.

Since 2014, AHI has been delivering Health-tech innovation via a smartphone, starting with the world’s first on-device body dimensioning capability. AHI has developed a patented technology, showcasing the next frontier in digitising healthcare with a suite of componentised solutions, culminating in:

●	Body dimension and composition assessment to identify the comorbidities of obesity, such as diabetes risk estimates.

●	Blood biomarker prediction, including HbA1C, HDL, LDL, and 10-year mortality risk.

●	Transdermal Optical Imaging to return vital signs and cardiovascular disease risk estimates.

●	On-device dermatological skin identification across 588 skin conditions across 133 categories (inc. Melanoma); and

●	Assisting partners in delivering personalised therapeutic and non-therapeutic health coaching to improve daily habits and build health literacy.

Our world-class team of subject matter experts in machine learning, AI, computer vision, and medically trained data scientists ensure that AHI’s technology is at the forefront of innovation and the needs of our consumers.

With a focus on impact at scale, AHI is proud to showcase this milestone in digital healthcare transformation, delivering a biometrically derived triage solution accessible on and via a smartphone. With these advanced technologies, AHI helps its partners identify risks across their consumers and triage them into right-care pathways for proactive health management at a population scale.

For more information, please visit: www.ahi.tech

Advanced Health Intelligence Ltd.	5
ACN 602 111 115
Postal Address: PO Box 190, South Perth WA 6951
Email: investors@ahi.tech